Vote FOR Proposal #5 for an Independent Chair at Amazon.com, Inc. (NYSE:AMZN) Meeting Date: May 30, 2018

Dear fellow Amazon shareholder:

SumOfUs, an institutional shareholder of Amazon, urges you to vote FOR Proposal 5 at the annual meeting of Amazon shareholders on May 30, 2018. Proposal 5 calls on Amazon to have an independent chair of the board of directors, subject to narrow exceptions. The proposal is available at http://bit.ly/AMZNCEOChair.

We believe a structure where the CEO runs the business, and is accountable to a board led by an independent chair, is in the best interests of Amazon shareholders. Amazon CEO Jeff Bezos has also been the company’s Chair of the Board since 1996.

Independent Board leadership would be particularly useful at Amazon in providing more robust oversight regarding the company’s association with right-wing organizations including NRATV1 and Breitbart2. In addition, Amazon has faced increased criticism for workforce exploitation3, tax avoidance4, and monopolistic practices5. Independent Board leadership would result in improved policies and practices to mitigate these risks and enhance long-term shareholder value.

Separating the roles of board chair and CEO, which the proposal would accomplish at Amazon, is a corporate governance best practice supported by the Council of Institutional Investors, GMI Ratings, Glass Lewis, and other corporate governance advisors. According to Spencer Stuart, 51% of companies in the S&P 500 separated the roles of CEO and board chair in 2017.

We urge you to vote FOR Proposal 5.

Sincerely,

Lisa Lindsley

lisa@sumofus.org

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1 Peters, J. and Benner, K. (February 21, 2018). “Where the N.R.A. Speaks First and Loudest.” New York Times Available at: https://www.nytimes.com/2018/02/21/us/politics/nratv-nra-news-media-operation.html.

2 Fleishman, G. (April 16, 2018). “Thousands Of Advertisers Shun Breitbart, But Amazon Remains.” Fast Company. Available at: https://www.fastcompany.com/40535815/thousands-of-advertisers-shun-breitbart-but-amazon-remains.

3 Brown, C. (April 19, 2018). “Amazon Gets Tax Breaks While Its Employees Rely on Food Stamps, New Data Shows.” The Intercept. Available at https://theintercept.com/2018/04/19/amazon-snap-subsidies-warehousing-wages/.

4 Meyer, D. (May 3, 2018). “Amazon Threatens Seattle Over New Tax That Would Help the Homeless.” Fortune. Available at: http://fortune.com/2018/05/03/amazon-seattle-building-homeless-tax/.

5 Khan, L. (January 2017). “Amazon's Antitrust Paradox.” Yale Law Journal. Available at: https://www.yalelawjournal.org/note/amazons-antitrust-paradox.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.